[LETTERHEAD FOR LATHAM & WATKINS LLP]

July 6, 2006

VIA EDGAR AND HAND DELIVERY

Mr. Craig Slivka
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Neff Rental LLC Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-130841)

Dear Mr. Slivka:

        On behalf of our clients, Neff Rental LLC, Neff Finance Corp., Neff Rental, Inc. and Valley Rents and Ready Mix, Inc. (the "Registrants"), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the "Commission") set forth in your letter dated June 21, 2006, with respect to the Registrants' above-referenced Amendment No. 1 to the Registration Statement on Form S-4 filed with the Commission on May 11, 2006 ("Amendment No. 1"). Simultaneously with this letter, the Registrants have filed via EDGAR Amendment No. 2 to the Registration Statement ("Amendment No. 2" and together with Amendment No. 1, the "Registration Statement"), revised to reflect changes prompted by your comments. Amendment No. 2 contains the various revisions described below. For your convenience, we are delivering a courtesy package, which includes five copies of Amendment No. 2, three of which have been marked to show changes from Amendment No. 1.

        The Staff's comments are set forth below in bold, followed by the Registrant's responses to each comment.

General

1.
Please file your legal opinions with your next amendment. We will need time to review the opinion and possibly comment upon them.

Response:    The Registrants confirm that the opinion of Latham & Watkins LLP, special counsel to the Registrants, has been filed as exhibit 5.1 to Amendment No. 2 and that the opinion of Baker & McKenzie, special counsel to Neff Rental, Inc., has been filed as Exhibit A to exhibit 5.1.

2.
Please update your financial statements to comply with Rule 3-12 of Regulation S-X.

Response:    Amendment No. 2 has been revised in response to the Staff's comment to comply with Rule 3-12 of Regulation S-X through the inclusion of the Registrants' financial statements for the three months ended March 31, 2006.

Our Company, page 1

3.
We note your revised disclosure in response to comment 6 of our letter dated January 31, 2006. Please revise further to quantify and state your indebtedness to give investors a sense of your leveraged position.

Response:    Amendment No. 2 has been revised in response to the Staff's comment through the addition of the indicated language on pages 2 and 76.

Summary Historical Consolidated Financial Data, page 17

4.
Please revise your discussion of liquidity and capital resources to provide the disclosures discussed in the response to Question 10 of our June 13, 2003 Frequently Asked Questions

  Regarding the Use of Non-GAAP Financial Measures, including a comparison of amounts required to satisfy the significant covenants to actual amounts.

Response:    Amendment No. 2 has been revised in response to the Staff's comment through the addition of the indicated language in footnote 4 on page 20. The Registrants note that their ABL credit facility does not contain financial maintenance covenants that are commonly included in other credit facilities. Accordingly, there are no amounts of Adjusted EBITDA (as computed in Amendment No. 2) that are required to satisfy significant covenants. Nevertheless, Adjusted EBITDA is a significant measure in the ABL credit facility as an important factor in determining the applicable interest rate thereunder from time to time. Therefore, it is an important metric in determining the cost of borrowings under the ABL credit facility, which is the main source of liquidity for the operation of the Registrants' business. Similarly, Adjusted EBITDA (as computed in Amendment No. 2) is an important factor in determining the consolidated fixed charge coverage ratios set forth in the note indentures. Although the indentures do not require the maintenance of any amount of Adjusted EBITDA, the Registrants' ability to incur additional indebtedness is limited to the extent the ratio of Adjusted EBITDA to interest expense does not exceed 2:1. An incurrence of additional indebtedness in violation of such ratios could result in a default under the indentures. Moreover, the inability to incur additional indebtedness because of the restrictions imposed by the ratios could materially adversely affect the ability of the Registrants to finance future operations or capital needs or to engage in other business activities.

Rights of holders of exchange notes in the collateral may be adversely affected.. ., page 29

5.
We reissue comment 18 of our letter dated January 31, 2006. We note, for example, your language "[t]here can be no assurance that the trustee or the collateral agent for the exchange senior notes will monitor the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired collateral." Please revise.

Response:    Amendment No. 2 has been revised in response to the Staff's comment through the deletion of the indicated language on page 30.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 55

Results of Operations, page 61

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004, page 62

6.
We have reviewed your response to comment 29. Please revise your discussion in MD&A to indicate that your gross profit may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of revenues and others, like you, exclude a portion of them from gross profit, including them instead in an item such as other depreciation and amortization.

Response:    Amendment No. 2 has been revised in response to the Staff's comment through the addition of disclosures regarding critical accounting policies on page 61.

7.
We have reviewed your response to comment 31. In circumstances where there is more than one business reason for a change between periods, such as your discussion of the change rental revenue, depreciation of rental equipment, and maintenance of rental equipment, please attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Where you identify business reasons that offset each other, please attempt to quantify the gross impact of each reason identified. Please refer to Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

Response:    Amendment No. 2 has been revised in response to the Staff's comment through the addition of the indicated language and the clarification of the existing language where applicable. The Registrants respectfully note that the descriptions of results of operations in Amendment No. 2 have been presented in the most comprehensive level of detail possible, as they incorporate all verifiable information available to management when preparing such descriptions.

8.
We have reviewed your response to comment 32. Please revise your discussion of the non-GAAP performance measure you characterize as dollar utilization to show its computation for each of the periods presented, including computation of the average monthly original of your rental fleet.

Response:    Amendment No. 2 has been revised in response to the Staff's comment through the addition of clarifying language and a table showing the computation of dollar utilization for each of the periods presented. The Registrants note that the table excludes certain monthly information as to the original cost of the rental fleet. In the opinion of the Registrants, the excluded information consists of detailed calculations that are not meaningful to investors. Upon request, the Registrants will supplementally provide the Staff an Excel spreadsheet containing such detailed information.

Liquidity and Capital Resources, page 65

Adequacy of Capital Resources, page 66

9.
Please disclose the amount available for borrowing under the ABL credit facility as of your most recent balance sheet date.

Response:    Amendment No. 2 has been revised in response to the Staff's comment through the addition of the indicated language on page 71.

Legal Matters, page 229

10.
Please revise to disclose your response to comment 46 of our letter dated January 31, 2006 in this section, namely, that Latham & Watkins will pass upon the enforceability of obligations under the exchange notes and related guarantees. Please also delete the terms "certain matters" in the first sentence and revise to describe these matters in your prospectus.

Response:    Amendment No. 2 has been revised in response to the Staff's comment through the addition of the indicated language on page 235.

Financial Statements, F-1

Note 2—Summary of Significant Accounting Policies, page F-10

Revenue Recognition, page F-10

11.
We have reviewed your response to comment 55; however, your revenue recognition disclosure appears unchanged. Please revise your discussion of your revenue recognition policy with respect to the sale of equipment that is on lease to clarify how it is consistent with SAB Topic 13:A.

Response:    Amendment No. 2 has been revised in response to the Staff's comment through the revision of the indicated language on pages F-6 and F-25.

Insurance, page F-12

12.
On page 33 you state that you self-insure certain lines of your casualty insurance program. Please revise Note 2 to disclose the self-insured risks and the extent of your exposure.

Response:    Amendment No. 2 has been revised in response to the Staff's comment through the revision of the indicated language on pages 34 and F-27.

Hurricane Impact, page F-12

13.
Please disclose whether you have written-down all of the assets damaged by Hurricane Katrina, and if so, the amount of the write-down and the offsetting entries. If you have collected any insurance proceeds, please disclose the amount and the line item in which collections are included in your statement of cash flows. If you have not yet collected any insurance proceeds, please tell us how you intend to reflect them on your statement of flows when they are collected.

Response:    Amendment No. 2 has been revised in response to the Staff's comment through the revision of the indicated language on pages 59, 60 and F-27. The Registrants have also revised the cash flow statement to record such amount as cash flows from investing activities.

Segments, page F-14

14.
Please tell us what consideration you gave to whether the five geographical regions, into which you have organized your operations constitute reportable segments. Please provide us with your analysis under paragraph 10 of SFAS 131 as to whether or not these regions constitute operating segments. If you believe the regions are operating segments and you have aggregated them, please also provide us with an analysis of the factors listed under paragraph 17 of SFAS 131.

Response:    The Registrants believe that they operate five operating segments in accordance with paragraph 10 of SFAS No. 131 based on the following factors:

  •
  The Registrants have organized their branches into five separate geographic regions as an administrative convenience designed to achieve efficiency in the structure of the business through the creation of separate personnel hierarchies in each region. The business of the Registrants is substantially identical across each of their five regions.

  •
  The Florida region is comprised of 12 branches located in Florida and Georgia.

  •
  The Southeast region is comprised of 7 branches located in Georgia and Tennessee.

  •
  The Atlantic region is comprised of 19 branches located in Georgia, South Carolina, North Carolina, Virginia and Maryland.

  •
  The Central region is comprised of 13 branches located in Louisiana and Texas.

  •
  The Western region is comprised of 14 branches located in Colorado, Arizona, Nevada, California and Washington.

  •
  The Registrants' chief operating decision maker ("CODM") is Juan Carlos Mas, President and Chief Executive Officer. The CODM is responsible for allocating resources and assessing performance based upon understanding the supply and demand for the equipment that the Registrants (i) rent, (ii) sell and (iii) service. The CODM, on a monthly basis, reviews a consolidated balance sheet, consolidated income statement, consolidated statement of cash flows and key financial statistics and highlights of the Registrants' operating results and financial condition. The CODM utilizes this financial information to assess the Registrants' performance and prospects for future cash flows.

  •
  In addition to the consolidated financial statements, the CODM is provided with summary financial information and analysis on a regional basis which is utilized to better understand the performance of the business and, in part, to allocate the Registrants' resources. As such, the Registrants consider each of the five regions to be operating segments.

        The Registrants believe that they may properly aggregate these five operating segments pursuant to paragraph 17 of SFAS No. 131, under which two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of SFAS

No. 131, if the segments have similar economic characteristics and if the segments are similar in each of the following areas:

  •
  The nature of the products and services

        The Registrants rent, sell and service substantially identical equipment manufactured by the same original equipment manufacturers in each region. The fleet mix in each region is primarily focused on earthmoving equipment and the primary focus of each region is to generate rental revenue. The rental service model has many similarities to the retail model in that each branch has a similar inventory of equipment that it seeks to generate revenue from in the specific market that it operates. The primary distinction from branch to branch and from region to region is the geographic market in which they operate, as opposed to the method of operation.

  •
  The nature of the production processes

        The process leading to the rent, sale and service of equipment by the Registrants is substantially identical in each region. The nature of the Registrants' business is primarily focused on rental services that do not require a significant production process, however, each region involves a substantially identical process to provide rental services to its customers; i.e. each region has the same real estate profile, the same organizational structure and the same mix of employees.

  •
  The type or class of customer for their products and services

        The Registrants' customers are homogenous across each region. In many cases, the same customers are served across different regions as larger non-residential construction contractors often operate in several different markets. The Registrants target the same type of customer, non-residential construction contractors, in each of their regions, with no single customer accounting for more than 10% of revenues.

  •
  The methods used to distribute their products or provide their services

        The Registrants service customers and distribute equipment in each region by delivering construction equipment to customer job sites with substantially identical delivery vehicles. The same methods are used in each region for processing customer orders and coordinating delivery.

  •
  If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

        The regulatory environment is not applicable to the business of the Registrants.

        In evaluating the economic characteristics of each region, the Registrants have taken into consideration the specific facts and circumstances of their business. The five regions are organized along geographic lines to create administrative efficiency in the management of individual branches. Each branch operates in a substantially identical manner across each of the five regions. The Registrants are primarily impacted on a macroeconomic level by changes in the demand for non-residential construction equipment and each of the five regions cover geographic areas that are benefiting from a long term demographic shift that is supporting growth in non-residential construction activity.

        One method used by the Registrants to conclude that each region has similar economic characteristics was a review of sales trends. All five regions are currently benefiting from strong demand for construction equipment as a result of an upturn in non-residential construction activity. As a result, all five regions have a long-term sales trend of increasing revenues in conjunction with increased non-residential construction activity in the markets in which they operate.

        Another method used by the Registrants to conclude that each region has similar economic characteristics was a review of historical gross margins. Over the historic period from 2001 through

2005, the average gross margin across each of the five regions ranged from 31% to 38% with no region varying more than 440 basis points from the consolidated five-year average gross margin of 35%. The Registrants consider the slight historic variance in gross margin across regions to result primarily from the relative effectiveness of management in each region. Over time, the variance in gross margin across regions is expected to remain similar as the Registrants focus on maximizing performance in each region. In 2005 the gross margin from region to region ranged from 39% to 45%. The Registrants expect the long-term average gross margins of each region to vary only nominally. For instance, the Registrants' 2006 business plan forecasts the gross margin from region to region is expected to range from 45% to 51%. An Excel spreadsheet quantifying historical gross margins has been supplementally provided to the Staff.

        The Registrants' single segment financial statement presentation is also consistent with the management approach in that the financial information presented is consistent with all public communications of the Registrants. The Registrants do not disclose regional information in their press releases, in presentations or in any communications with ratings agencies.

        Amendment No. 2 has also been revised in response to the Staff's comment through the addition of language regarding segment reporting on pages F-8 and F-29.

Note 11—Related Party Transactions and Other Commitments, page F-22

15.
We have reviewed your response to comment 58. You disclose accumulated depreciation on your rental fleet of $156.3 million as of December 31, 2005. Net rental equipment at the same date is $278.8 million. This is consistent with your disclosure on pages 19 and 53 that the original cost of your rental fleet as of December 31, 2005 is $435.1 million. However, is unclear how this relates to your disclosure on pages 2 and 76 that the original cost of your rental fleet as of December 31, 2005 is $465.2 million. Please revise or advise.

Response:    Amendment No. 2 has been revised in response to the Staff's comment through the addition of clarifying language on pages 1, 63, 66 and 76.

16.
Please also indicate where in Note 2 you have provided the general description of your leasing arrangements related to your rental equipment that you reference in your response.

Response:    The Registrants note that such description has been revised and is included in Note 2 under the discussions of Recognition of Revenue on pages F-6 and F-25. The Registrants respectfully note that such description is substantially similar to the descriptions provided by other companies in the Registrants' industry, including United Rentals, Inc., NationsRent Companies, Inc. and H&E Equipment Services, Inc.

17.
We have reviewed your response to comment 59. Please revise your disclosure to clarify step rent provisions and escalation clauses are taken into account in computing your minimum lease payments and that the minimum lease payments are recognized on a straight-line basis over the minimum lease term.

Response:    Amendment No. 2 has been revised in response to the Staff's comment through the revision of the indicated language on page F-38.

***

        The Registrants note that pursuant to Comments 10, 15, 16, 43 and 44 of the Commission's letter dated January 31, 2006 with respect to the Registration Statement, the Registrants are obligated to disclose any subsidiary that comes into existence prior to the expiration of the exchange offer and to update the Registration Statement accordingly. The Registrants consummated an acquisition on May 18, 2006 (described in greater detail in Amendment No. 2 under "Business—Our History") that resulted in an additional subsidiary, Valley Rents and Ready Mix, Inc. ("Valley Rents"), becoming a guarantor of the notes issued under each of the indentures. In addition, Neff Rental, Inc. has pledged the capital stock of Valley Rents as part of the collateral pool securing the senior secured notes. The Registrants hereby confirm that Amendment No. 2 has been updated where appropriate to reflect the addition of Valley Rents as a guarantor of the notes. The Registrants note that separate financial statements for Valley Rents are not required pursuant to Rule 3-05 because none of the conditions specified or in the definition of "significant subsidiary" in Rule 1-02(w) as applied to this acquisition exceeded 20%. Moreover, the Registrants note that separate financial statements for Valley Rents are not required pursuant to Section 3-16 of Regulation S-X under the analysis undertaken by the Registrants and set forth in their response to Comment 16 to the Commission's letter dated January 31, 2006. The Registrants estimate principal amount, par value and book value of the capital stock of Valley Rents to be $16.8 million, the price paid by Neff Rental, Inc. to purchase Valley Rents, which amount is less than 20% of $245.0 million. The Registrants further note that the inclusion of Valley Rents as a guarantor (i) is consistent with market practice and in accordance with the requirements of the indentures, (ii) has not shifted the collateral pool in a manner inconsistent with established practice with regard to the Exxon Capital line of no-action letters and (i) has not affected the security provisions in the old and new notes, which remain identical.

        The Registrants further note that comments applicable to the Registration Statement from the Staff's letter dated June 22, 2006 regarding Neff Corp.'s Registration Statement on Form S-1 (File No. 333-134545) have been addressed in Amendment No. 2.

***

We hope the foregoing answers are responsive to your comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions in connection with our responses to your comments, please feel free to call me at (212) 906-1231 or my colleague, Paul Kukish, at (212) 906-1725.

Sincerely,
/s/ DENNIS LAMONT Dennis D. Lamont of Latham & Watkins LLP